                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                            (Amendment No. 11)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 22, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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



 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON PLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN, LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,680,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,680,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,680,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.1%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America"), HM Anglo-American Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC ("Hanson") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 10 thereto. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.  Purpose of Transaction.
              ----------------------

               On February 22, 1995, Hanson announced that, subject to shareholder approval and the satisfaction of certain other conditions, it intends to transfer its non-core U.S. businesses, together with certain equity interests in associated companies and real property assets, to subsidiaries of U.S. Industries, Inc. ("USI"), a newly-organized Delaware corporation. USI will become a separate publicly traded company by means of a pro rata dividend of its common stock by Hanson to Hanson shareholders.

               The Beneficial Owners have advised the Company that Hanson has defined the Common Stock as "non-core" and, accordingly, they wish to commence the steps necessary for HM Holdings to transfer the Common Stock to USI at the time of the stock dividend. These include the receipt of certain third party waivers and consents and the approval of the Company's Board for the assignment to USI of HM Holdings' rights under the HMH Agreement (subject to USI's assumption of HM Holdings' obligations under the HMH Agreement).

               In the event that the requisite waivers, consents and approvals are not received prior to the stock dividend, HM Holdings intends to enter into an agreement with USI pursuant to which USI will pay HM Holdings an amount equal to the market value of the shares at the time of the stock dividend (the "GRR Amount") in exchange for the right to receive the greater of the GRR Amount or the actual net sale proceeds if the Common Stock owned by HM Holdings is sold within 364 days. If the sale has not occurred, and HM Holdings has not transferred the Common Stock to USI within the 364-day period, HM Holdings will be obligated to refund the GRR Amount, with interest, to USI.

























     NYFS02...:\13\51513\0220\1733\13D2025T.540

     Item 6.  Contracts, Arrangements, Understandings or Relationships
              --------------------------------------------------------
      with Respect to Securities of the Issuer.
      ----------------------------------------

               The information contained in Item 4 is incorporated in this
     Item 6 by reference.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 28, 1995



                         HANSON PLC
                         HANSON HOLDINGS (1) LIMITED
                         HANSON OVERSEAS HOLDINGS LIMITED
                         HANSON HOLDINGS NETHERLANDS B.V.



                         By:   /s/ George H. Hempstead, III
                              ------------------------------
                              George H. Hempstead, III
                              Attorney-in-Fact



                         HM ANGLO-AMERICAN LTD.
                         HANSON AMERICA INC.
                         HM HOLDINGS, INC.



                         By:   /s/ George H. Hempstead, III
                              ------------------------------
                              George H. Hempstead, III
                              Vice President